

Mail Stop 3233

May 10, 2016

Via Email
Mr. Stephen D. Plavin
Chief Executive Officer
Blackstone Mortgage Trust, Inc.
345 Park Avenue, 42nd Floor
New York, NY 10154

> **Re: Blackstone Mortgage Trust, Inc.**
> **Form 10-K for the year ended December 31, 2015**
> **Filed February 16, 2016**
> **File No. 001-14788**
>
> **Definitive Proxy Statement**
> **Schedule 14A**
> **Filed April 22, 2016**
> **File No. 001-14788**

Dear Mr. Plavin:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the year ended December 31, 2015

General

1. We note that you have disclosed your total leverage and debt to equity ratio in your earnings release furnished with your 8-K filed on February 16, 2016. To the extent these metrics are key performance or liquidity indicators, please include disclosure regarding these metrics in your future Exchange Act periodic reports.

Risk Factors

Prepayment rates may adversely affect the value of our portfolio of assets, page 11

2. We note your risk factor disclosure on page 11 on the potential impact of prepayment rate changes on your portfolio and your disclosure on page 3 indicating that, as of December 31, 2015, 64% of your loans were subject to yield maintenance or other prepayment restrictions and 36% were open to repayment by the borrower without penalty. In future Exchange Act periodic reports, please consider providing disclosure regarding the prepayment rate for the assets in your portfolio. Additionally, please provide disclosure regarding trends in your prepayment rate, or advise us why you do not believe such information is material to investors.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 54

3. We note your disclosure, including in the risk factor on page 10 under the heading "Fluctuations in interest rates and credit spreads could reduce our ability to generate income on our loans and other investments, which could lead to a significant decrease in our results of operations, cash flows and the market value of our investments," regarding the potential effects of fluctuations in credit spreads on your results of operations. We further note your disclosure, including on page 57, regarding your portfolio cash coupon and all-in yield. In future Exchange Act periodic reports, please include additional disclosure regarding your overall cost of financing and your credit spreads.

Note 2. Summary of Significant Accounting Policies

Loans Receivable and Provision for Loan Losses, page F-11

4. We note that you assign risk ratings to your loans receivable based upon a five point scale as described on page F-12. Please provide to us additional details regarding your ratings and your ratings process. Include in your response a discussion of the following:
    *   A detailed discussion of the characteristics of each rating category including the range within each rating category.
    *   The relationship between each rating category and the likelihood of loss.

Definitive Proxy Statement on Schedule 14A

5. We note your disclosure regarding individual stock awards to your named executive officers. In future Exchange Act periodic reports where executive compensation disclosure is required, please expand your disclosure to describe the basis for each individual stock award to your named executive officers, including how you determined the specific amounts.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Kristi Marrone at (202) 551-3429 or me at (202) 551-3486 if you have questions regarding comments on the financial statements and related matters. Please contact Sara von Althann at (202) 551-3207 or Sonia Barros at (202) 551-3780 with any other questions.

Sincerely,

/s/ Daniel L. Gordon

Daniel L. Gordon
Senior Assistant Chief Accountant
Office of Real Estate and
Commodities